EXHIBIT 99.10

Press Release

First quarter 2019 results

Paris, April 26, 2019 - Total’s Board of Directors met on April 25, 2019, to approve the Group’s first quarter 2019 financial statements. Commenting on the results, Chairman and CEO Patrick Pouyanné said:

"Markets remained volatile with Brent averaging $63/b in the first quarter, down 6% from last year, while natural gas prices were down 11% in Europe and 30% in Asia. Adjusted net income was $2.8 billion this quarter, down 4%, and return on equity held steady at 12% this quarter.

With strong growth in production that reached 2.95 Mboe/d, up 9% year-on-year, the Group’s cash flow (DACF) increased by more than 15% year-on-year to $6.5 billion (B$), driven by the ramp-up in cash-accretive projects, including Egina in Nigeria, Ichthys in Australia and Kaombo in Angola. Cash flow after organic investments increased to 3.2 B$, up 18% year-on-year, thanks to strong operational performance and ongoing spending discipline, and the organic pre-dividend cash breakeven was less than $25/b.

The Group made two exploration discoveries: Brulpadda in South Africa and Glengorm in the UK North Sea.

Effective this quarter, the new iGRP (integrated Gas, Renewables & Power) reporting segment spearheads the Group’s ambition in the integrated gas value chain and low-carbon electricity. The segment’s operating cash flow before working capital changes increased by 55% year-on-year, thanks to growing LNG production by more than 50% and doubling LNG sales activity by Total. To prepare the segment for profitable growth in the future, the Group finalized its entry into the Arctic LNG 2 project in Russia, signed the gas agreement for the Papua LNG project to enable the launch of the engineering phase, and strengthened its commitment to the Tellurian-led Driftwood LNG project in the United States.

Downstream continued to perform at a high level, generating 1.7 B$ of operating cash flow before working capital changes, up 25% year-on-year.

Total’s balance sheet is strong, with gearing (incorporating the impact of the new IFRS 16 rule on debt) below 20%, in line with the objective. In accordance with the shareholder return policy, the Group increased the first interim dividend for 2019 by 3.1% to €0.66 per share and bought back 0.35 B$ of shares during the quarter, in line with the 2019 target to buy back 1.5 B$ of shares in a $60/b Brent environment. The cash return to the shareholders expressed in dollars stands at 38% of operating cash flow before working capital changes."

____________________

1 Definition on page 2

Key figures2

In millions of dollars, except effective tax rate, earnings per share and number of shares	1Q19	4Q18	1Q18	1Q19 vs 1Q18
Adjusted net operating income from business segments	**3,413**	3,885	3,385	*+1%*
Exploration & Production**	**1,722**	1,976	1,817	*-5%*
Integrated Gas, Renewables & Power**	**592**	676	481	*+23%*
Refining & Chemicals	**756**	900	720	*+5%*
Marketing & Services	**343**	333	367	*-7%*
Contribution of equity affiliates to adjusted net income	**614**	893	637	*-4%*
Group effective tax rate[3]	**40.5%**	38.1%	39.9%	-
Adjusted net income	**2,759**	3,164	2,884	*-4%*
Adjusted fully-diluted earnings per share (dollars)[4]	**1.02**	1.17	1.09	*-6%*
Adjusted fully-diluted earnings per share (euros)*	**0.90**	1.02	0.89	*+1%*
Fully-diluted weighted-average shares (millions)	**2,620**	2,637	2,568	*+2%*
Net income (Group share)	**3,111**	1,132	2,636	*+18%*
Organic investments[5]	**2,784**	4,459	2,620	*+6%*
Net acquisitions[6]	**306**	(1,751)	1,519	*-80%*
Net investments[7]	**3,090**	2,708	4,139	*-25%*
Operating cash flow before working capital changes[8]	**6,033**	5,672	5,370	*+12%*
Operating cash flow before working capital changes w/o financial charges (DACF)[9]	**6,536**	6,095	5,668	*+15%*
Cash flow from operations	**3,629**	10,640	2,081	*+74%*

2019 data take into account the impact of the new rule IFRS16 "Leases", effective January 1, 2019.

* Average €-$ exchange rate: 1.1358 in the first quarter 2019.

** 1Q18 and 4Q18 restated; historical data for 2017 and 2018 available on www.total.com.

Highlights since the beginning of 2019

•        Started production at the Egina field in Nigeria and Kaombo Sul in Angola

•        Significant exploration discovery of Brulpadda offshore South Africa and a new discovery of Glengorm in UK North Sea

•        Finalized entry into Arctic LNG 2 project in Russia

•        Signed gas agreement with Papua New Guinea for Papua LNG project

•        Agreed to invest in Tellurian-led Driftwood LNG project in the U.S. and lift 2.5 Mt/y

•        Signed 10-year contract to sell 0.7 Mt/y of LNG to private Chinese company Guanghui

•        Acquired Synova, a company specializing in plastics recycling

•        Agreement with Saudi Aramco to develop a joint venture in distribution and acquire a network of 250 service stations in Saudi Arabia

•        Agreement between Saft and the Chinese Tianneng Group to create a joint venture in Lithium-ion batteries

____________________

2 Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 11.

3 Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill. + tax on adjusted net operating income).

4 In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond

5 Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

6 Net acquisitions = acquisitions - assets sales - other transactions with non-controlling interests (see page 11).

7 Net investments = Organic investments + net acquisitions = Total expenditures - asset sales - repayment of non-current loans - other operations with non-controlling interests.

8 Operating cash flow before working capital changes (including only financial charges related to leases), is defined as cash flow from operating activities before changes in working capital at replacement cost. The inventory valuation effect is explained on page 14. The reconciliation table for different cash flow figures is on page 12.

9 DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges

10 Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

Key figures of environment and Group production

>    Environment* - liquids and gas price realizations, refining margins

* The indicators, which were changed in the first quarter of 2019, are shown on page 15.

** Consolidated subsidiaries.

Brent was down 6% year-on-year to $63.1/b. The average liquids selling price was more resilient, particularly due to higher prices for Canadian bitumen production.

Gas prices fell by 11% in Europe and 30% in Asia year-on-year.

>        Production*

* Group production = EP production + iGRP production.

** 4Q18 data restated.

Hydrocarbon production was 2,946 thousand barrels of oil equivalent per day (kboe/d) in first quarter 2019, an increase of 9% compared to last year, due to:

•  +11% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Ichthys in Australia, Kaombo North in Angola and Egina in Nigeria,

•  +3% portfolio effect linked in particular to the integration of Maersk Oil’s assets,

•  -2% linked to production quotas, in particular in the United Arab Emirates, and to the deterioration of safety conditions, notably in Venezuela,

•  -3% due to the natural decline of the fields and to planned maintenance, notably in Qatar.

Analysis of business segments

Exploration & Production (EP - redefined scope)

>    Production

>    Results

 * Details on adjustment items are shown in the business segment information annex to financial statements.

** Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

*** Excluding financial charges, except those related to leases.

Exploration & Production adjusted net operating income was 1,722 M$ in the first quarter of 2019, a decrease of 5% year-on-year, reflecting the weaker environment and an 84 M$ increase in exploration expense this quarter.

Operating cash flow before working capital changes increased by 8% year-on-year, driven by the production ramp-up of cash accretive new fields. Exploration & Production generated 2.3 B$ of cash flow after organic investments in the first quarter of 2019.

Integrated Gas, Renewables & Power (iGRP)

>    Production and liquefied natural gas (LNG) sales

* The Group's equity production may be sold by Total or by the joint ventures.

Total LNG sales doubled from a year ago with the start-up of Yamal LNG trains 2&3 in Russia, Ichthys in Australia and the acquisition of Engie’s LNG portfolio in 2018.

The year-on-year growth in liquids production is mainly related to the ramp up of condensate production from Ichthys in Australia.

>    Results

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases.

Adjusted net operating income for the iGRP sector was 592 M$ in the first quarter of 2019, up 23% year-on-year, thanks notably to the strong increase in LNG sales but impacted by lower gas prices. Operating cash flow before working capital changes increased by 55% year-on-year, thanks in particular to the start-up of Ichthys in Australia.

Refining & Chemicals

>    Refinery throughput and utilization rates*

* Includes refineries in Africa reported in the Marketing & Services segment.

** Based on distillation capacity at the beginning of the year.

Refinery throughput volumes increased by 2% in the first quarter 2019 compared to the first quarter 2018, as a result of improved use of facilities in the first quarter of 2019 linked to improved operational performance this year.

>    Results

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases.

With the European refining variable cost margin (VCM) up 11% year-on-year and despite a deterioration in petrochemical margins, adjusted net operating income for the Refining & Chemicals segment increased by 5% year-on-year to 756 M$. Operating cash flow before working capital changes increased by 20% year-on-year.

Marketing & Services

>    Petroleum product sales

* Excludes trading and bulk refining sales

Sales of petroleum products increased by 2% compared to last year, in line with market growth.

>    Results

* Detail of adjustment items shown in the business segment information annex to financial statements.

** Excluding financial charges, except those related to leases

Adjusted net operating income was 343 M$ in the first quarter, down 7% year-on-year due to the sale of Total Erg in 2018.

Group results

>    Adjusted net operating income from business segments

Adjusted net operating income from the business segments was 3,413 M$ in the first quarter 2019, up 1% year-on-year, despite lower Brent prices. This strong resilience is linked to production growth in a context of continuing efforts to reduce costs.

>    Adjusted net income (Group share)

Adjusted net income (Group share) was 2,759 M$ in the first quarter 2019, down 4% compared to last year. This decrease reflects the increase in the net cost of net debt compared to a year ago mainly due to the rise in U.S. dollar interest rates.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of effects of changes in fair value11.

Total net income adjustments12 were 352 M$ in the first quarter 2019, primarily related to inventory items.

The effective tax rate for the Group was stable in the first quarter 2019 at 40.5%, compared to 39.9% last year.

____________________

11 Adjustment items shown on page 11.

12 Details shown on page 11 and in the annex to the financial statements.

>    Adjusted fully-diluted earnings per share

Adjusted earnings per share in the first quarter 2019 decreased by 6% to $1.02, calculated on the basis of a weighted average of 2,620 million fully-diluted shares, from $1.09 in the first quarter 2018.

In the context of the shareholder return policy announced in February 2018, the Group has continued to buy back shares, including:

•        the buyback of shares issued in 2019 under the scrip dividend option to cancel any dilution related to the exercise of this option: 1.2 million shares repurchased in the first quarter 2019.

•        the buyback of additional shares : 6.2 million shares repurchased in the first quarter 2019 for 0.35 B$ as part of the 5 B$ buyback program for 2018-20.

The number of fully-diluted shares was 2,620 million on March 31, 2019.

>     Asset sales - acquisitions

Asset sales completed in the first quarter 2019 were 363 M$, comprised mainly of the sale of the Group’s interest in the Hazira terminal in India and its polystyrene activity in China.

Acquisitions completed in the first quarter 2019 were 669 M$, related mainly to the signature of the acquisition of a 10% stake in the Arctic LNG 2 project in Russia.

>     Net cash flow

Net cash flow13 for the Group was 2,943 M$ in the first quarter 2019, up sharply year-on-year due to higher operating cash flow before working capital changes and lower net acquisitions.

>     Profitability

The return on equity was 11.7% for the twelve months ended March 31, 2019, an increase compared to the same period last year.

The return on average capital employed was 10.7% for the twelve months ended March 31, 2019, an increase compared to the same period last year.

Total S.A. accounts

Net income for Total S.A., the parent company, was 1,391 million euros in the first quarter 2019, compared with 1,928 million euros a year ago.

____________________

13 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

2019 Sensitivities*

 * Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2019. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In a 60 $/b Brent environment.

*** VCM was introduced with the release of the main indicators for the first quarter of 2019.

Summary and outlook

Since the start of the second quarter 2019, Brent has traded at around $70/b in a context of compliance with OPEC quotas, disrupted production in Venezuela and uncertainty in Libya. The environment remains volatile, however, with uncertainty around the evolution of non-OPEC supply and the impact of global economic growth on demand.

The Group has strong visibility on DACF growth in 2019 with an increase of 6 B$ compared to 2017 at $60/b thanks to the ramp-up of high cash margin projects, like Ichthys in Australia, Kaombo in Angola and Egina in Nigeria, that have already started up. It will also benefit from the full-year contribution of the Maersk Oil assets and ADNOC Offshore in 2019.

The Group maintains its spending discipline in 2019 with a net investment target of 15-16 B$, cost savings of 4.7 B$ and an average production cost of $5.5/boe. The organic pre-dividend cash flow breakeven will remain below $30/b.

Production growth should exceed 9% in 2019, thanks to the ramp-up of projects started in 2018 and the start-ups this year of Kaombo Sul in Angola, Iara 1 in Brazil, Culzean in the UK and Johan Sverdrup in Norway. To take advantage of the favorable cost environment, the Group is working to launch profitable projects, including Mero 2 in Brazil, Tilenga & Kingfisher in Uganda and Arctic LNG 2 in Russia.

After the acquisition of Engie’s LNG assets in 2018, the Group is continuing to grow in this area in 2019 with the planned start-up of Cameron LNG in the United States.

Refining margins remain volatile at the start of the second quarter and the refinery utilization rate is expected to be affected by seasonal maintenance in France and the UK in the second quarter.

In this context, the Group is continuing to implement its shareholder return policy. The dividend in euro will be increased by 3.1% in 2019 representing a total increase of 6.5% since 2017 in line with the target increase of 10% over the period 2018-2020. Total will buy back 1.5 B$ of shares in 2019 at $60/b as part of its 5 B$ share buyback program over the 2018-2020 period, and it will eliminate the scrip dividend option as of June 2019.

•  •  •

To listen to the presentation by CFO Patrick de La Chevardière today at 13:00 (London time) please log on to total.com or call +44 (0) 207 192 8000 in Europe or +1 631 510 7495 in the United States (code: 9794372). To listen to the replay, please consult the website or call +44 (0) 333 300 9785 in Europe or +1 917 677 7532 in the United States (code: 9794372).

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0) 207 719 7962 l ir@total.com

Operating information by segment

>     Group production (EP + iGRP)

>     Downstream (Refining & Chemicals and Marketing & Services)

Adjustment items to net income (Group share)

Investments - Divestments

Cash flow

Gearing ratio*

*The net-debt-to-capital ratio on March 31, 2019 includes the impact of the new IFRS 16 rule, effective January 1, 2019.

Return on average capital employed

>     Twelve months ended March 31, 2019

>     Full-year 2018

* At replacement cost (excluding after-tax inventory effect).

This press release presents the results for the first quarter 2019 from the consolidated financial statements of TOTAL S.A. as of March 31, 2019 (unaudited). The review procedures by the Statutory Auditors are underway. This document does not constitute the Annual Financial Report (Rapport Financier Annuel) within the meaning of article L. 451-1-2 of the French monetary and financial Code (Code monétaire et financier).

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, changes in regulations including environmental and climate, currency fluctuations, as well as economic and political developments and changes in business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Group’s business, financial condition, including its operating income and cash flow, reputation or outlook is provided in the most recent Registration Document, the French language version of which is filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission ("SEC").

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE) and gearing ratio. These indicators are meant to facilitate the analysis of the financial performance of TOTAL and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of the Group.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors - The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as "potential reserves" or "resources", that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier - Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.